The Board of Directors
Laser-Pacific Media Corporation



We consent to incorporation by reference in the registration statement
(No. 333-42359) on Form S-8 of Laser-Pacific Media Corporation of our report dated March 2, 2001, relating to the consolidated balance sheets of Laser-Pacific Media Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and the related financial statement schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Laser-Pacific Media Corporation.

/s/ KPMG LLP

Los Angeles, California
March 26, 2001